Free Writing Prospectus Filed Pursuant to Rule 433

To Prospectus dated January 27, 2012

Preliminary Prospectus Supplements, each dated June 3, 2013

Registration Statement File No. 333-179213

DOMINION RESOURCES, INC.

Concurrent Offerings of:

10,000,000 2013 Series A Equity Units

(Initially Consisting of 10,000,000 2013 Series A Corporate Units)

(the “Series A Equity Units Offering”)

and

10,000,000 2013 Series B Equity Units

(Initially Consisting of 10,000,000 2013 Series B Corporate Units)

(the “Series B Equity Units Offering” and, together with the Series A Equity Units Offering, the “Offerings”)

Pricing Term Sheet dated

June 3, 2013

The information in this pricing term sheet relates to the Offerings and should be read together with (i) the preliminary prospectus supplement dated June 3, 2013 relating to the Series A Equity Units Offering and (ii) the preliminary prospectus supplement dated June 3, 2013 relating to the Series B Equity Units Offering, in each case, including the documents incorporated by reference therein and the related base prospectus dated January 27, 2012, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (Registration Statement File No. 333-179213). Terms used but not defined herein, with respect to either Offering, have the meanings ascribed to them in the preliminary prospectus supplement for such Offering.

Company	Dominion Resources, Inc.

Company Stock Ticker	New York Stock Exchange “D”

Trade Date	June 4, 2013

Closing Price on June 3, 2013	$55.55 per share

Settlement Date	June 7, 2013

Registration Format	SEC Registered

Series A Equity Units Offering

Title of Securities	2013 Series A Equity Units (each being referred to in this “Series A Equity Units Offering” section as an “Equity Unit”) that will each have a stated amount of $50 and will initially be in the form of a 2013 Series A Corporate Unit (each being referred to in this “Series A Equity Units Offering” section as a “Corporate Unit”) consisting of a purchase contract issued by the Company and, initially, a 1/20 undivided beneficial ownership interest in $1,000 principal amount of 2013 Series A 1.07% Remarketable Subordinated Notes due 2021 to be issued by the Company (each being referred to in this “Series A Equity Units Offering” section as an “RSN”)

Number of Equity Units Offered	10,000,000 (or 11,000,000 if the underwriters exercise their option to purchase up to 1,000,000 additional Corporate Units in full, solely for the purpose of covering over-allotments)

Aggregate Offering Amount	$500,000,000 (or $550,000,000 if the underwriters exercise their option to purchase up to 1,000,000 additional Corporate Units in full, solely for the purpose of covering over-allotments)

Stated Amount per Equity Unit	$50.00

Public Offering Price; Underwriting Discounts and Commissions	The Corporate Units are being offered to the underwriters at a price of $48.50 per Corporate Unit (a discount of $1.50 from the stated amount per Corporate Unit or $15,000,000 total discount from the total stated amount). The Corporate Units are being offered to the public at a price of $49 per Corporate Unit, for a total of $490,000,000. Dominion’s proceeds from the Series A Equity Units Offering (after underwriting discounts of $0.50 per Corporate Unit from the public offering price (totaling $5,000,000) and before expenses) will equal $48.50 per Corporate Unit, for a total of $485,000,000.

Interest Rate on the RSNs	1.07% per year subject to the Company’s right to defer interest payments, as described in the relevant preliminary prospectus supplement and subject to modification in connection with a successful remarketing

Deferred Interest on the RSNs	Deferred interest on the RSNs will bear interest at the interest rate applicable to the RSNs, compounded on each interest payment date to, but excluding, the interest payment date on which such deferred interest is paid

Contract Adjustment Payment Rate	5.055% per year or $2.5275 per year on the Stated Amount per Equity Unit subject to the Company’s right to defer contract adjustment payments, as described in the relevant preliminary prospectus supplement

Deferred Contract Adjustment Payments	Deferred contract adjustment payments will accrue additional contract adjustment payments at the rate equal to 6.125% per annum compounded on each contract adjustment payment date to, but excluding, the contract adjustment payment date on which such deferred contract adjustment payments are paid

Total Distribution Rate on the Corporate Units	6.125% per annum

Reference Price	$55.55 (subject to adjustment, as described in the relevant preliminary prospectus supplement)

Threshold Appreciation Price	$65.2742 (subject to adjustment, as described in the relevant preliminary prospectus supplement), which represents appreciation of approximately 17.5% over the Reference Price

Minimum Settlement Rate	0.7660 shares of the Company’s common stock (subject to adjustment, as described in the relevant preliminary prospectus supplement), which is approximately equal to the $50.00 Stated Amount per Equity Unit, divided by the Threshold Appreciation Price

Maximum Settlement Rate	0.9001 shares of the Company’s common stock (subject to adjustment, as described in the relevant preliminary prospectus supplement), which is approximately equal to the $50.00 Stated Amount per Equity Unit, divided by the Reference Price

Purchase Contract Settlement Date	April 1, 2016 (or if such day is not a business day, the following business day)

RSN Maturity Date	April 1, 2021

Estimated Net Proceeds to the Company from the Series A Equity Units Offering	The net proceeds from the sale of Equity Units in the Series A Equity Units Offering will be $485 million (or $533.5 million if the underwriters exercise their over-allotment option in full), after deducting the underwriting discounts and commissions but before deducting other offering expenses

Joint Book-Running Managers	Goldman, Sachs & Co. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC

Listing	The Company intends to apply to list the Corporate Units on the New York Stock Exchange and expects trading to commence within 30 days of the date of initial issuance of the Corporate Units under the symbol “DCUA”.

CUSIP for the Corporate Units	25746U 703

ISIN for the Corporate Units	US25746U7037

CUSIP for the Treasury Units	25746U 802

ISIN for the Treasury Units	US25746U8027

CUSIP for the RSNs	25746U BT5

ISIN for the RSNs	US25746UBT51

Allocation of the Purchase Price	At the time of issuance, the fair market value of the applicable ownership interest in the RSNs will be $49 (or 100% of the issue price of a Corporate Unit) and the fair market value of each purchase contract will be $0 (or 0% of the issue price of a Corporate Unit).

Early Settlement	Subject to certain conditions described under “Description of the Purchase Contracts—Early Settlement” in the relevant preliminary prospectus supplement, a holder of Corporate Units or 2013 Series A Treasury Units (each being referred to in this “Series A Equity Units Offering” section as a “Treasury Unit”) may settle the related purchase contracts at any time prior to 4:00 p.m., New York City time, on the second business day immediately preceding the Purchase Contract Settlement Date, other than during a blackout period (as described in the relevant preliminary prospectus supplement) in the case of Corporate Units. An early settlement may be made only in integral multiples of 20

Corporate Units or 20 Treasury Units; however, if the Treasury portfolio has replaced the RSNs as a component of the Corporate Units following a successful optional remarketing, holders of Corporate Units may settle early only in integral multiples of 800,000 Corporate Units. If a purchase contract is settled early, the number of shares of common stock to be issued per purchase contract will be equal to the Minimum Settlement Rate (subject to adjustment, as described in the relevant preliminary prospectus supplement).

Early Settlement Upon a Fundamental Change	Subject to certain conditions described under “Description of the Purchase Contracts—Early Settlement Upon a Fundamental Change,” following a “fundamental change” (as defined in the relevant preliminary prospectus supplement) that occurs prior to the 20th business day preceding the Purchase Contract Settlement Date, each holder of a purchase contract will have the right to accelerate and settle the purchase contract early on the fundamental change early settlement date (as defined in the relevant preliminary prospectus supplement) at the settlement rate determined as if the applicable market value equaled the stock price (as defined in the relevant preliminary prospectus supplement), plus an additional make-whole amount of shares (such additional make-whole amount of shares being hereafter referred to as the “make-whole shares”). This right is referred to as the “fundamental change early settlement right.”

The number of make-whole shares per purchase contract applicable to a fundamental change early settlement will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”) and the “stock price” (as defined in the relevant preliminary prospectus supplement) for the fundamental change:

	Stock Price on Effective Date
Effective Date	$15.00	$30.00	$45.00	$55.55	$60.00	$65.27	$80.00	$100.00	$130.00	$150.00	$175.00	$200.00	$250.00	$300.00
June 7, 2013	0.1205	0.0596	0.0252	0.0000	0.0433	0.0940	0.0594	0.0383	0.0294	0.0272	0.0254	0.0241	0.0223	0.0211
April 1, 2014	0.1061	0.0529	0.0240	0.0000	0.0378	0.0856	0.0477	0.0293	0.0232	0.0215	0.0200	0.0188	0.0172	0.0162
April 1, 2015	0.0535	0.0267	0.0128	0.0000	0.0210	0.0625	0.0228	0.0138	0.0117	0.0109	0.0101	0.0096	0.0088	0.0082
April 1, 2016	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The stock prices set forth in the second row of the table above (i.e., the column headers) will be adjusted upon the occurrence of certain events requiring anti-dilution adjustments to the fixed settlement rates in a manner inversely proportional to the adjustments to the fixed settlement rates, as described in the relevant preliminary prospectus supplement.

The exact stock price and effective date applicable to a fundamental change may not be set forth on the table, in which case:

• if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the amount of make-whole shares will be determined by straight line interpolation between the make-whole share amounts set forth for the higher and lower stock prices and the earlier and later two effective dates based on a 365-day year, as applicable;

•   if the stock price is in excess of $300.00 per share (subject to adjustment in the same manner as the stock prices set forth in the second row of the table, as described above), then the make-whole share amount will be zero; and

•   if the stock price is less than $15.00 per share (subject to adjustment in the same manner as the stock prices set forth in the second row of the table, as described above) (the “minimum stock price”), then the make-whole share amount will be determined as if the stock price equaled the minimum stock price, using straight line interpolation, as described above in the first bullet, if the effective date is between two effective dates on the table.

Unless the Treasury portfolio has replaced the RSNs as a component of the Corporate Units as a result of a successful optional remarketing, holders of Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 20 Corporate Units. If the Treasury portfolio has replaced the RSNs as a component of Corporate Units, holders of the Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 800,000 Corporate Units. A holder of Treasury Units may exercise the fundamental change early settlement right only in integral multiples of 20 Treasury Units.

Series B Equity Units Offering

Title of Securities	2013 Series B Equity Units (each being referred to in this “Series B Equity Units Offering” section as an “Equity Unit”) that will each have a stated amount of $50 and will initially be in the form of a 2013 Series B Corporate Unit (each being referred to in this “Series B Equity Units Offering” section as a “Corporate Unit”) consisting of a purchase contract issued by the Company and, initially, a 1/20 undivided beneficial ownership interest in $1,000 principal amount of 2013 Series B 1.18% Remarketable Subordinated Notes due 2019 to be issued by the Company (each being referred to in this “Series B Equity Units Offering” section as an “RSN”)

Number of Equity Units Offered	10,000,000 (or 11,000,000 if the underwriters exercise their option to purchase up to 1,000,000 additional Corporate Units in full, solely for the purpose of covering over-allotments)

Aggregate Offering Amount	$500,000,000 (or $550,000,000 if the underwriters exercise their option to purchase up to 1,000,000 additional Corporate Units in full, solely for the purpose of covering over-allotments)

Stated Amount per Equity Unit	$50.00

Public Offering Price; Underwriting Discounts and Commissions	The Corporate Units are being offered to the underwriters at a price of $48.50 per Corporate Unit (a discount of $1.50 from the stated amount per Corporate Unit or $15,000,000 total discount from the total stated amount). The Corporate Units are being offered to the public at a price of $49 per Corporate Unit, for a total of $490,000,000. Dominion’s proceeds from the Series B Equity Units Offering (after underwriting discounts of $0.50 per Corporate Unit from the public offering price (totaling $5,000,000) and before expenses) will equal $48.50 per Corporate Unit, for a total of $485,000,000.

Interest Rate on the RSNs	1.18% per year subject to the Company’s right to defer interest payments, as described in the relevant preliminary prospectus supplement and subject to modification in connection with a successful remarketing

Deferred Interest on the RSNs	Deferred interest on the RSNs will bear interest at the interest rate applicable to the RSNs, compounded on each interest payment date to, but excluding, the interest payment date on which such deferred interest is paid

Contract Adjustment Payment Rate	4.82% per year or $2.41 per year on the Stated Amount per Equity Unit subject to the Company’s right to defer contract adjustment payments, as described in the relevant preliminary prospectus supplement

Deferred Contract Adjustment Payments	Deferred contract adjustment payments will accrue additional contract adjustment payments at the rate equal to 6.00% per annum compounded on each contract adjustment payment date to, but excluding, the contract adjustment payment date on which such deferred contract adjustment payments are paid

Total Distribution Rate on the Corporate Units	6.00% per annum

Reference Price	$55.55 (subject to adjustment, as described in the relevant preliminary prospectus supplement)

Threshold Appreciation Price	$65.2742 (subject to adjustment, as described in the relevant preliminary prospectus supplement), which represents appreciation of approximately 17.5% over the Reference Price

Minimum Settlement Rate	0.7660 shares of the Company’s common stock (subject to adjustment, as described in the relevant preliminary prospectus supplement), which is approximately equal to the $50.00 Stated Amount per Equity Unit, divided by the Threshold Appreciation Price

Maximum Settlement Rate	0.9001 shares of the Company’s common stock (subject to adjustment, as described in the relevant preliminary prospectus supplement), which is approximately equal to the $50.00 Stated Amount per Equity Unit, divided by the Reference Price

Purchase Contract Settlement Date	July 1, 2016 (or if such day is not a business day, the following business day)

RSN Maturity Date	July 1, 2019

Estimated Net Proceeds to the Company from the Series B Equity Units Offering	The net proceeds from the sale of Equity Units in the Series B Equity Units Offering will be $485 million (or $533.5 million if the underwriters exercise their over-allotment option in full), after deducting the underwriting discounts and commissions but before deducting other offering expenses

Joint Book-Running Managers	Goldman, Sachs & Co. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC

Listing	The Company intends to apply to list the Corporate Units on the New York Stock Exchange and expects trading to commence within 30 days of the date of initial issuance of the Corporate Units under the symbol “DCUB”.

CUSIP for the Corporate Units	25746U 885

ISIN for the Corporate Units	US25746U8852

CUSIP for the Treasury Units	25746U 877

ISIN for the Treasury Units	US25746U8779

CUSIP for the RSNs	25746U BU2

ISIN for the RSNs	US25746UBU25

Allocation of the Purchase Price	At the time of issuance, the fair market value of the applicable ownership interest in the RSNs will be $49 (or 100% of the issue price of a Corporate Unit) and the fair market value of each purchase contract will be $0 (or 0% of the issue price of a Corporate Unit).

Early Settlement	Subject to certain conditions described under “Description of the Purchase Contracts—Early Settlement” in the relevant preliminary prospectus supplement, a holder of Corporate Units or 2013 Series B Treasury Units (each being referred to in this “Series B Equity Units Offering” section as a “Treasury Unit”) may settle the related purchase contracts at any time prior to 4:00 p.m., New York City time, on the second business day immediately preceding the Purchase Contract Settlement Date, other than during a blackout period (as described in the relevant preliminary prospectus supplement) in the case of Corporate Units. An early settlement may be made only in integral multiples of 20 Corporate Units or 20 Treasury Units; however, if the Treasury portfolio has replaced the RSNs as a component of the Corporate Units following a successful optional remarketing, holders of Corporate Units may settle early only in integral multiples of 400,000 Corporate Units. If a purchase contract is settled early, the number of shares of common stock to be issued per purchase contract will be equal to the Minimum Settlement Rate (subject to adjustment, as described in the relevant preliminary prospectus supplement).

Early Settlement Upon a Fundamental Change	Subject to certain conditions described under “Description of the Purchase Contracts—Early Settlement Upon a

Fundamental Change,” following a “fundamental change” (as defined in the relevant preliminary prospectus supplement) that occurs prior to the 20th business day preceding the Purchase Contract Settlement Date, each holder of a purchase contract will have the right to accelerate and settle the purchase contract early on the fundamental change early settlement date (as defined in the relevant preliminary prospectus supplement) at the settlement rate determined as if the applicable market value equaled the stock price (as defined in the relevant preliminary prospectus supplement), plus an additional make-whole amount of shares (such additional make-whole amount of shares being hereafter referred to as the “make-whole shares”). This right is referred to as the “fundamental change early settlement right.”

The number of make-whole shares per purchase contract applicable to a fundamental change early settlement will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”) and the “stock price” (as defined in the relevant preliminary prospectus supplement) for the fundamental change:

	Stock Price on Effective Date
Effective Date	$15.00	$30.00	$45.00	$55.55	$60.00	$65.27	$80.00	$100.00	$130.00	$150.00	$175.00	$200.00	$250.00	$300.00
June 7, 2013	0.1207	0.0596	0.0246	0.0000	0.0442	0.0955	0.0619	0.0404	0.0308	0.0285	0.0266	0.0253	0.0235	0.0223
July 1, 2014	0.0979	0.0488	0.0213	0.0000	0.0358	0.0838	0.0462	0.0281	0.0223	0.0207	0.0193	0.0182	0.0167	0.0158
July 1, 2015	0.0494	0.0247	0.0115	0.0000	0.0200	0.0616	0.0220	0.0132	0.0113	0.0105	0.0098	0.0093	0.0085	0.0080
July 1, 2016	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The stock prices set forth in the second row of the table above (i.e., the column headers) will be adjusted upon the occurrence of certain events requiring anti-dilution adjustments to the fixed settlement rates in a manner inversely proportional to the adjustments to the fixed settlement rates, as described in the relevant preliminary prospectus supplement.

The exact stock price and effective date applicable to a fundamental change may not be set forth on the table, in which case:

•   if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the amount of make-whole shares will be determined by straight line interpolation between the make-whole share amounts set forth for the higher and lower stock prices and the earlier and later two effective dates based on a 365-day year, as applicable;

•   if the stock price is in excess of $300.00 per share (subject to adjustment in the same manner as the stock prices set forth in the second row of the table, as described above), then the make-whole share amount will be zero; and

•   if the stock price is less than $15.00 per share (subject to adjustment in the same manner as the stock prices set forth in the second row of the table, as described above) (the

“minimum stock price”), then the make-whole share amount will be determined as if the stock price equaled the minimum stock price, using straight line interpolation, as described above in the first bullet, if the effective date is between two effective dates on the table.

Unless the Treasury portfolio has replaced the RSNs as a component of the Corporate Units as a result of a successful optional remarketing, holders of Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 20 Corporate Units. If the Treasury portfolio has replaced the RSNs as a component of Corporate Units, holders of the Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 400,000 Corporate Units. A holder of Treasury Units may exercise the fundamental change early settlement right only in integral multiples of 20 Treasury Units.

The issuer has filed a registration statement (including a prospectus), as amended, with the SEC for the offering to which this communication relates (File No. 333-179213). Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the Offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the relevant Offering will arrange to send you the base prospectus and the relevant preliminary prospectus supplement if you request them by calling BofA Merrill Lynch at 1-866-500-5408; or Goldman, Sachs & Co. at 1-866-471-2526; or J.P. Morgan Securities LLC at 1-866-803-9204; or UBS Investment Bank at 1-877-827-6444.

This communication should be read in conjunction with the relevant preliminary prospectus supplement and the accompanying base prospectus. The information in this communication supersedes the information in the relevant preliminary prospectus supplement and the accompanying base prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying base prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.